Exhibit 99.2

Royal Dutch Shell plc

Three and six month periods ended June 30, 2005

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three and six month periods ended June 30, 2005; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2005.

This report contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to the risk that the unification of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) under Royal Dutch Shell, described below and reflected in the Unaudited Condensed Consolidated Interim Financial Statements attached hereto does not achieve the expected benefits, and factors affecting the Shell Group’s businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/ A of Royal Dutch and Shell Transport for the year ending December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

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Unaudited Condensed Interim Financial Report 1

Operational and Financial Review for the three and six month periods ended June 30, 2005

Unification of Royal Dutch and Shell Transport

On July 20, 2005, Royal Dutch Shell became the parent company of Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, of the rest of the Shell Group following (a) the registration by the Registrar of Companies in England and Wales of the order of the High Court of Justice in England and Wales sanctioning the scheme of arrangement of Shell Transport under English law (the “Scheme”) and (b) Royal Dutch Shell’s confirmation that the exchange offer (the “Exchange Offer”, and together with the Scheme, the “Unification Transaction”) for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, had become unconditional (gestanddoening). Pursuant to the Unification Transaction, on July 20, 2005, Royal Dutch Shell acquired all the outstanding capital stock of Shell Transport and accepted for exchange approximately 92% of the outstanding capital stock of Royal Dutch. On July 20, 2005, Royal Dutch Shell commenced a subsequent offer acceptance period during which the remaining holders of Royal Dutch shares were permitted to tender their shares in exchange for Royal Dutch Shell shares (or ADRs), in accordance with the procedures described in the Exchange Offer. The subsequent offer acceptance period expired on August 9, 2005. As a result of the Exchange Offer, including the subsequent offer acceptance period, Royal Dutch Shell acquired, and currently holds, a total of 98.49% of the outstanding capital stock of Royal Dutch.

Pursuant to the terms of the Exchange Offer and the Scheme, holders of ordinary shares of Royal Dutch (“Royal Dutch Ordinary Shares”), holders of Shell Transport ordinary shares (the “Shell Transport Ordinary Shares”), holders of Shell Transport bearer warrants and holders of American depositary receipts representing Shell Transport Ordinary Shares (the “Shell Transport ADRs”) received, respectively:

• for each Royal Dutch Ordinary Share held in New York registry form tendered:	1 Royal Dutch Shell Class A American depositary receipt (representing 2 Royal Dutch Shell Class A ordinary shares)
• for each Royal Dutch Ordinary Share held in bearer or Hague registry form tendered:	2 Royal Dutch Shell Class A ordinary shares
• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants are entitled):	0.287333066 Royal Dutch Shell Class B ordinary shares
• for each Shell Transport ADR:	0.861999198 Royal Dutch Shell Class B American depositary receipts (representing 2 Royal Dutch Shell Class B ordinary shares)

Royal Dutch Shell Class A ordinary shares and Royal Dutch Shell Class B ordinary shares are identical, except for the dividend access mechanism applicable to the Royal Dutch Shell Class B ordinary shares. The dividend access mechanism is described more fully in Royal Dutch Shell’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 20, 2005 (containing the description of the Royal Dutch Shell capital stock).

The Unification Transaction did not result in the formation of a new reporting entity. Immediately after the Unification Transaction each former Royal Dutch and Shell Transport shareholder who participated in the Unification Transaction held the same economic interest in Royal Dutch Shell as the shareholder held in the Shell Group immediately prior to implementation of the Unification Transaction. Accordingly, the Unification Transaction has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and the other companies comprising the Shell Group. This Financial Report reflects the financial position and results of the Shell Group on a 100% basis without giving effect to any minority interest in Royal Dutch resulting from the Unification Transaction. The Consolidated Financial Statements covering periods ending on or after the date of consummation of the Unification Transaction will give effect to any minority interest in Royal Dutch outstanding on the date thereof.

Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. Since that time, Royal Dutch has owned 60% of the other companies comprising the Shell Group and Shell Transport has owned 40% of the other companies comprising the Shell Group. All operating activities have been conducted through the subsidiaries of Royal Dutch and Shell Transport which have operated as a single economic enterprise. Prior to the consummation of the Unification Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the other companies comprising the Shell Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in these companies. The Unification Transaction had little impact on the economic rights and

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exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the rest of the Shell Group, and the Unification Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Unification Transaction did not affect the proved oil and gas reserve information reported by Royal Dutch and Shell Transport or the other companies comprising the Shell Group.

Presented under IFRS (unaudited)			$ million

	Three months ended		Six months ended
	June 30,		June 30,

	2005	2004	2005	2004

Income from continuing operations	5,461	4,028	12,481	8,854
Income/(loss) from discontinued operations	–	22	(214)	42

Income for the period	5,461	4,050	12,267	8,896

Attributable to minority interest	225	153	356	298

Income attributable to Shareholders of Royal Dutch Shell	5,236	3,897	11,911	8,598

Three months ended June 30, 2005

The Shell Group’s income for the three months ended June 30, 2005 was $5,461 million, an increase of 35% from the comparative period in 2004, reflecting higher earnings in Exploration & Production and Oil Products, and improved asset utilisation.

Exploration & Production

Segment earnings of $2,745 million were 48% higher than the $1,855 million earnings in the comparative period in 2004, mainly reflecting higher realised prices partly offset by higher costs including depreciation. Segment earnings included net charges of $149 million, mainly resulting from a $270 million mark-to-market charge in respect of certain UK gas contracts and net tax charges, partly offset by divestment gains, versus net charges a year ago of $471 million. Excluding these charges, segment earnings increased by 24%.

Liquids realisations were 42% higher than a year ago, compared to an increase in Brent of 46% and WTI of around 39%. Outside the USA, gas realisations increased by 36%. In the USA, gas realisations increased by 20% compared to an increase in Henry Hub of 14%.

Hydrocarbon production was 3,526 thousand boe per day. Excluding the impact of divestments of 21 thousand boe per day and the end of a Production Sharing Contract (PSC) in the Middle East of 116 thousand boe per day, total production was 2% higher.

Gas & Power

Segment earnings were $11 million including a charge of $226 million mainly relating to the expected divestment of power generation assets held through the InterGen joint venture. Earnings were $334 million a year ago, which included a divestment gain of $18 million. Excluding these items, earnings were lower than a year ago. Higher earnings from higher LNG prices and volumes were more than offset by loss of earnings as a result of divestment of midstream assets and other items such as lower trading and LNG shipping results. LNG sales volumes were up 2% as a result of the LNG expansion in the North West Shelf project which came on stream late 2004, offset partially by planned major LNG plant shut downs elsewhere.

Oil Products

Segment earnings were $2,664 million compared to $1,795 million for the same period last year.

Industry refining margins increased in the USA, Europe and Asia Pacific. Refining margins benefited from middle distillate strength in Europe and increases in light/heavy crude differentials. Refinery intake volumes increased by 1% after adjusting for divestments over the past year. Overall global refining utilisation for the quarter reflected continued strong asset performance.

In Marketing, including Lubricants and B2B (business to business), earnings declined in the second quarter of 2005 compared to the same period a year ago. In the USA, retail margins, while up significantly from the first quarter of 2005, were lower than the second quarter of 2004. Retail margins in Asia Pacific and Europe improved versus the second quarter of 2004. LPG, Commercial Fuels, Lubricants and Aviation earnings were lower in the second quarter of 2005 compared to the same quarter last year due to lower margins and higher operating costs. Marketing sales volumes declined 4% mainly as a result of divestments in 2004 and the first quarter of 2005.

Chemicals

Segment earnings for the second quarter were $259 million and included legal and environmental charges of some $80 million compared with earnings last year of $375 million. Sales volumes were 9% lower and mainly reflected a planned reduction in lower-margin volumes with minimal impact on earnings. Average price realisations were up 26% from a year ago offset by higher feedstock cost. Margins relative to last year were broadly similar but were substantially reduced from the first quarter of 2005 due to weaker trading conditions in the second quarter.

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Unaudited Condensed Interim Financial Report 3

Corporate and Other

Corporate and other net costs were $210 million compared to $301 million a year ago.

Six months ended June 30, 2005

The Shell Group’s income for the first half of 2005 was $12,267 million, an increase of 38% from the comparative period in 2004 reflecting higher earnings in Exploration & Production and Oil Products.

Exploration & Production

Segment earnings of $5,700 million were 25% higher than the $4,562 million earnings in the comparative period of 2004, mainly reflecting higher realised prices partly offset by lower volumes and higher costs including depreciation. Segment earnings included net charges of $190 million, mainly from a $442 million mark-to-market charge in respect of certain UK gas contracts, net tax charges and various other net charges, partly offset by divestment gains, versus net charges a year ago of $226 million.

Higher depreciation impacted earnings by some $450 million versus last year mainly as a result of production mix including new fields, higher asset retirement costs and reserves revisions.

Liquids realisations were 43% higher than a year ago, compared to an increase in Brent of 48% and WTI of around 40%. Outside the USA, gas realisations increased by 31%. In the USA, gas realisations increased by 19% compared to an increase in Henry Hub of 14%. Hydrocarbon production was 3,684 thousand boe per day 4% lower than a year ago (3,821 thousand boe per day). Excluding the impact of divestments of 19 thousand boe per day and the end of a PSC in the Middle East of 108 thousand boe per day, total production was flat versus last year.

Gas & Power

Segment earnings of $487 million were 43% lower compared to segment earnings of $856 million a year ago. The first half 2005 results included net charges of $178 million mainly relating to the expected divestment of power generation assets held through the InterGen joint venture. The first half 2004 results included divestment gains of $184 million. Excluding these items earnings were 1% lower than a year ago despite higher liquefied natural gas (LNG) volumes and prices.

Higher earnings from higher LNG prices and volumes were more than offset by loss of earnings as a result of divestment of midstream assets and other items such as lower trading and LNG shipping results. LNG sales volumes were up 8% as a result of the LNG expansion in the North West Shelf project which came on stream late 2004, offset partially by planned major LNG plant shut downs elsewhere.

Oil Products

Segment earnings were $5,715 million compared to $3,368 million for the same period a year ago. Earnings included net divestment gains of $427 million versus a gain of some $100 million a year ago.

In Manufacturing, Supply and Distribution, industry refining margins increased in the USA and Asia Pacific leading to higher earnings in the first half of 2005 compared to the same period last year. Refining margins benefited from wide light heavy crude differentials, and in Europe from middle distillates strength. Refinery intake declined overall but increased comparatively after adjusting for divestments over the past year. Overall global refinery utilisation was up from the first half of 2004 as a result of lower planned and unplanned downtime.

In Marketing, including Lubricants and B2B (business-to-business), earnings declined in the first half of 2005 compared to the same period last year. In the first quarter, retail marketing margins in the USA came under pressure due to the impact of rising product cost that could not be fully recovered in the marketplace. Margins in the commercial fuels business also declined due to rising product cost. Lubricants earnings declined compared to the first half of 2004. Marketing sales volumes declined mainly as a result of divestments in 2004 and the first quarter of 2005.

Chemicals

Chemicals segment earnings were $708 million and included an impairment of the investment in Basell of $214 million as well as legal and environmental charges of some $80 million. Earnings were $596 million in the first half of 2004. Sales volumes were 5% lower and mainly reflected a planned reduction in lower-margin volumes with minimal impact on earnings.

Higher earnings reflected higher margins especially in the first quarter of 2005, and improved operating rates compared to a year ago when earnings were impacted during the first quarter by planned and unplanned cracker downtime and start up cost of the expanded ethylene cracker at Deer Park in the USA. With effect from the first quarter 2005, earnings from the polyolefins joint venture Basell which was held for sale were no longer included in earnings.

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Corporate & other

Segment earnings resulted in a loss of $627 million in the first half of 2005 compared to a loss of $749 million in the first half of 2004. Corporate net costs were $327 million compared to $462 million in the comparable period last year and improved by $135 million.

Portfolio developments for the six months ended June 30, 2005

Exploration & Production

The production licences for Upper and Western Salym (Shell Group share 50%) in Russia were extended until 2032 and 2034 respectively.

In Kazakhstan, the Shell Group increased its equity interest in the North Caspian Sea Production Sharing Agreement (NCPSA), which includes the Kashagan Project, by 1.85% to 18.52% following the sale by BG Group.

In Australia, the Shell Group’s divestment of the mature Laminaria (22% share interest) and Corallina (25% share interest) oil fields, was completed in the second quarter of 2005.

The Shell Group signed a Memorandum of Understanding with Gazprom under which Gazprom would acquire up to 25% plus one share in the Sakhalin II venture and the Shell Group would acquire a 50% interest in the Western Siberia Zapolyarnoye Necomian field in addition to other assets and cash, subject to valuation.

Sakhalin Energy Investment Company (SEIC), in which Shell Group currently holds a 55% share, provisionally anticipates that Phase 2 project investment costs could be of the order of $20 billion, covering all planned development activity including drilling activity through to 2014, with LNG deliveries starting in the summer of 2008. The estimates remain subject to SEIC shareholders review and confirmation. SEIC has over 75% of its LNG capacity sold under long-term contracts.

The Shell Group signed an integrated gas deal with the Libyan National Oil Corporation for the redevelopment and possible expansion of an LNG facility and exploration rights in five blocks in the Sirte Basin.

Together with PetroChina, the Shell Group will proceed to develop the Changbei gas field. The field will be operated by the Shell Group under a production sharing contract and is expected to deliver 1.5 billion cubic metres per annum (0.14 billion cubic feet (bcf) per day) of natural gas starting in 2007 rising to 3 billion cubic metres per annum (0.29 bcf per day) by 2008 (Shell Group share 50%).

The Shell Group, with Chevron, was awarded rights to four deepwater exploration blocks in the Carnarvon Basin offshore Western Australia. In Alaska, Shell was awarded 84 blocks in Lease Sale 195 for the Beaufort Sea. In the Gulf of Mexico, Shell was awarded nine blocks in Lease Sale 194. In Canada, Shell Canada acquired a 20% interest in eight existing exploration licences in the Orphan Basin under a farm-in agreement. In Algeria, an exploration contract was awarded to Shell in the Reggane and Timimoun basins covering some 30,000 square kilometres (sq km). In Egypt, Shell acquired 30% of four Western Desert concessions covering some 60,000 sq km of exploration acreage. Overall, this year the Shell Group has accessed acreage in eleven countries, including seven new basin entries.

To date successful exploration and exploratory appraisal wells were drilled in Nigeria, Norway, USA, Malaysia, the Netherlands, the UK, Oman, Egypt and Australia.

Year to date, Shell has had good success in five “big cat” prospects from eight drilled. These discoveries are in Norway, Nigeria and Australia. Further appraisal is required to determine their full resource potential.

Gas & Power

The Shell Group and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale integrated LNG project including Upstream gas and liquids production and a 7.8 million tonnes per annum (mtpa) LNG train (Qatargas 4, Shell Group share 30%). Intended LNG markets are North America and Europe with first deliveries expected to commence around 2010-2012.

The Sakhalin II LNG joint venture (Shell Group share 55%) and Malaysia Tiga LNG (Shell Group share 15%) concluded 20-years sales commitments with Kogas, the Korean gas company to supply 1.5 to 2.0 mtpa each beginning in 2008.

The Shell Group and its partners in the Australian Gorgon LNG and domestic gas project have integrated their interests in the Greater Gorgon area. The Shell Group now holds a 25% interest in the joint venture. The Gorgon Joint Venture Partners agreed to commence the Front End Engineering and Design phase of the greenfield integrated LNG project. The initial development is expected to have a total capacity of 10 mtpa with LNG sales volumes expected in Asia Pacific and also in North America through the Shell Group’s secured capacity in the Energia Costa Azul LNG terminal in Baja California, Mexico.

The North West Shelf LNG Venture (Shell Group share 22%) took the final investment decision to expand its LNG facilities in Western Australia with a fifth LNG train increasing capacity (100%) by 4.2 million tonnes per annum (mtpa) to 15.9 mtpa.

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Unaudited Condensed Interim Financial Report 5

The Shell Group received approval from the US Maritime Administration for a 7.7 mtpa (initial capacity) offshore LNG import terminal (Gulf Landing) in the Gulf of Mexico. In Europe, the Shell Group announced plans for the development of a 5.8 mtpa LNG import terminal in Sicily, Italy (Shell Group share 50%).

In April 2005, the Shell Group signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) and partners for the joint development of a greenfield LNG project (Olokola LNG) in Nigeria. The project is expected to include a joint venture infrastructure and operating company, and initially up to four 5 mtpa LNG trains. Two of the four trains will be owned by NNPC and the Shell Group. The intended markets are North America and Europe.

Construction of the new LNG train in Nigeria and Oman continues to progress well. Nigeria LNG trains 4 and 5 (Shell Group share 25.6%) are expected to be in operation around the end of the year. Qalhat LNG in Oman (Shell Group 11.0%) is on target to deliver its first cargo in the first quarter of 2006.

In April 2005, the Shell Group and Bechtel Enterprises Energy B.V. signed an agreement to sell InterGen N.V. (Shell Group share 68%) including 10 of its power plants for $1.75 billion. Excluded from the sale are InterGen’s assets in the United States, Colombia and Turkey pending further review. The transaction is expected to close in the second half of 2005 and is subject to certain conditions and regulatory approvals. Progress has also been made towards the divestment of the remainder of InterGen’s power generation assets.

The sale of the Shell Group’s interest in Gasunie’s gas transportation assets in the Netherlands was completed in July 2005 with net proceeds and earnings of some $1.7 billion and these will be reflected in the third quarter 2005 Exploration & Production earnings.

Oil Products

Oil Products completed the earlier announced sales of its businesses in Romania, the Canary Islands and the Eastern part of the Caribbean. In addition, the Shell Group completed the sale of the LPG business in Portugal and the Bakersfield Refinery in the USA. Total gross proceeds amounted to $762 million.

In China, the joint venture (Shell Group share 40%) with Sinopec started operating its first retail stations. At the end of the quarter over 200 retail stations were in operation. The joint venture is expected to build and operate 500 retail outlets in the Jiangsu Province.

The Shell Group completed a sale of shares representing 5% ownership in the Oil Products refining and marketing company Showa Shell Sekiyu KK in Japan to Saudi Aramco following the earlier sale representing 10% in 2004. As a result, Saudi Aramco now holds 15% of Showa Shell shares, while the Shell Group continues to hold some 35%.

The Shell Group announced the intention to sell its Retail and Commercial businesses both in the Republic of Ireland and Northern Ireland. A sale and purchase agreement was signed in July 2005 for completion later in the year. The Shell Group announced its intention to consider a sale of its Oil Products marketing and refining assets in French Antilles and French Guyana.

Chemicals

The Shell Group signed a Letter of Intent with Qatar Petroleum (QP) for the development of a world-scale ethane-based cracker and derivatives complex in Ras Laffan, Qatar. QP and Shell will proceed to define the technical and commercial aspects of the petrochemical complex and determine the potential capacity and derivatives scope.

In August, BASF and the Shell Group completed the sale of their 50-50 joint venture Basell, one of the world’s leading manufacturers of polyolefins, to Nell Acquisition S.a.r.l., an affiliate of New York-based Access Industries. The sale price totals €4.4 billion, including debt. The relevant merger control approvals had already been granted. For Royal Dutch Shell, the proceeds will be reported as part of the Royal Dutch Shell third quarter results.

Liquidity and capital resources

Three months ended June 30, 2005

Cash flow from operating activities excluding net working capital movements and taxation paid/accrued, was $8.7 billion in 2005 compared to $7.2 billion a year ago.

Capital investment for the three month ended June 30, 2005 was $4.1 billion (including the minority share of Sakhalin) of which $3.2 billion was invested in the Exploration & Production and Gas & Power segments.

Gross proceeds from divestments in the three month period to June 30, 2005 were $0.7 billion.

Six months ended June 30, 2005

Cash flow from operating activities excluding net working capital movements and taxation paid/accrued, was $17.8 billion in 2005 compared to $13.8 billion a year ago.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Capital investment for the six month period to June 30, 2005 was $7.4 billion (including the minority share of Sakhalin) of which $5.1 billion was invested in Exploration & Production.

Gross proceeds from divestments for the six month period to June 30, 2005 were $1.8 billion.

Recent Developments

Litigation Update

The status of the investigations and litigation initiated in connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004 are set forth in Note 10 (Contingencies and litigation) of the Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2005 attached hereto.

Outlook

Royal Dutch Shell reaffirms the commitment previously made by Royal Dutch and Shell Transport to return surplus cash for the year 2005 in the range of $3 billion to $5 billion through market purchases of shares. Buy backs have recommenced after the end of the subsequent offer acceptance period for Royal Dutch shares, on August 9, 2005.

The production outlook for 2005 and 2006 is unchanged at 3.5 to 3.8 million boe per day.

Building on the successful exploration programme for the first half 2005, Royal Dutch Shell will increase the exploration expenditure for the years 2005 and 2006 to $1.8 billion annually.

Royal Dutch Shell’s overall capital investment programme will reflect its recently announced new project opportunities such as LNG projects in Qatar, Nigeria and Libya, as well as market inflation specific to large construction projects and foreign exchange rate movements. The overall investment programme for 2006 and beyond, including these projects and Sakhalin II, will be subject to review, consideration and approval later in 2005. The latest estimate for 2005 total capital investment, across all business activities, remains some $15 billion (excluding the investment by the 45% minority partners of Sakhalin II).

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Royal Dutch Shell plc

Three and six month periods ended June 30, 2005

Unaudited Condensed Consolidated Interim Financial Statements

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Statement of Income			$ million

	Three months ended June 30,		Six months ended June 30,

	2005	2004	2005	2004

Sales proceeds	101,383	79,880	191,451	154,628
Less: Sales taxes, excise duties and similar levies	18,739	17,748	36,651	35,228

Revenue[a]	82,644	62,132	154,800	119,400
Cost of sales[b]	69,464	51,860	128,029	99,297

Gross profit	13,180	10,272	26,771	20,103
Selling and distribution expenses	3,148	3,023	6,312	5,936
Administrative expenses	769	645	1,144	1,113
Exploration	248	889	509	1,000
Share of profit of equity accounted investments	1,080	1,111	2,653	2,242
Net finance costs and other income	39	135	109	(43)

Income before taxation	10,056	6,691	21,350	14,339
Taxation	4,595	2,663	8,869	5,485

Income from continuing operations	5,461	4,028	12,481	8,854
Income/(loss) from discontinued operations (see Note 7)	–	22	(214)	42

Income for the period	5,461	4,050	12,267	8,896

Attributable to minority interest	225	153	356	298

Income attributable to Shareholders of Royal Dutch Shell	5,236	3,897	11,911	8,598

Earnings per share (see Note 5)	0.78	0.57	1.77	1.27

Diluted earnings per share (see Note 5)	0.78	0.57	1.77	1.26

a Includes net proceeds related to buy/sell contracts	8,565	6,042	15,720	11,668
b Includes costs related to buy/sell contracts	8,635	6,160	15,749	11,779

The Notes on pages 13 to 34 are an integral part of these Condensed Consolidated Financial Statements.

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Balance Sheet	$ million

	June 30,	Dec 31,
	2005	2004

ASSETS
Non-current assets
Property, plant and equipment	84,816	87,918
Intangible assets	4,403	4,528
Investments:
equity accounted investments	18,679	20,493
financial assets	3,401	2,700
Deferred tax	2,961	2,789
Employee benefit assets	2,320	2,479
Other	4,411	4,490

	120,991	125,397

Current assets
Inventories	18,566	15,375
Accounts receivable	51,420	37,473
Cash and cash equivalents	11,520	9,201

	81,506	62,049

Total assets	202,497	187,446

LIABILITIES
Non-current liabilities
Debt	7,905	8,858
Deferred tax	12,807	12,930
Employee benefit obligations	6,239	6,795
Other provisions	6,781	6,828
Other	4,020	5,800

	37,752	41,211

Current liabilities
Debt	5,479	5,734
Accounts payable and accrued liabilities	52,678	37,909
Taxes payable	10,789	9,058
Employee benefit obligations	300	339
Other provisions	1,430	1,812

	70,676	54,852

Total liabilities	108,428	96,063

EQUITY
Equity share capital (see Note 9)	583	584
Non-equity share capital (see Note 9)	–	20
Additional paid-in capital	5,638	5,546
Treasury shares	(3,941)	(4,187)
Other reserves	142	3,319
Retained earnings	85,407	80,788

Equity attributable to Shareholders of Royal Dutch Shell	87,829	86,070
Minority interest	6,240	5,313

Total equity	94,069	91,383

Total liabilities and equity	202,497	187,446

The Notes on pages 13 to 34 are an integral part of these Condensed Consolidated Financial Statements.

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Unaudited Condensed Interim Financial Report

Statement of Changes in Equity									$ million

	Equity attributable to shareholders of Royal Dutch Shell

		Non-equity	Additional
	Equity share	share	paid in	Treasury	Other	Retained		Minority	Total
	capital[1]	capital[1]	capital	shares	reserves[2]	earnings	Total	interests	equity

At January 1, 2005	584	20	5,546	(4,187)	3,319	80,788	86,070	5,313	91,383
IAS 32/39 transition	–	(20)	–	–	823	(7)	796	–	796
Income for the period	–	–	–	–	–	11,911	11,911	356	12,267
Income/(expense) recognised directly in equity	–	–	92	–	(4,000)	–	(3,908)	38	(3,870)
Change in minority interests	–	–	–	–	–	–	–	638	638
Dividends	–	–	–	–	–	(6,785)	(6,785)	(105)	(6,890)
(Purchase)/release of treasury shares, net of dividends	–	–	–	246	–	–	246	–	246
Shares repurchased for cancellation	(1)	–	–	–	–	(500)	(501)	–	(501)

At June 30, 2005	583	–	5,638	(3,941)	142	85,407	87,829	6,240	94,069

At January 1, 2004	587	20	5,432	(3,428)	512	70,412	73,535	3,408	76,943
Income for the period	–	–	–	–	–	8,598	8,598	298	8,896
Income/(expense) recognised directly in equity	–	–	55	–	(1,553)	–	(1,498)	(42)	(1,540)
Change in minority interests	–	–	–	–	–	–	–	602	602
Dividends	–	–	–	–	–	(4,352)	(4,352)	(118)	(4,470)
(Purchase)/release of treasury shares, net of dividends	–	–	–	(425)	–	–	(425)	–	(425)
Shares repurchased for cancellation	(1)	–	(2)	–	–	(167)	(170)	–	(170)

At June 30, 2004	586	20	5,485	(3,853)	(1,041)	74,491	75,688	4,148	79,836

1	See Note 9.

2	See Note 4.

The Notes on pages 13 to 34 are an integral part of these Condensed Consolidated Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	11

Statement of Cash Flows	$ million

	Six months ended June 30

	2005	2004

Cash flow from operating activities:
Income for the period	12,267	8,896
Adjustment for:
Taxation accrued	9,397	6,087
Interest accrued	364	534
Depreciation, depletion and amortisation	6,291	5,947
(Profit)/loss on sale of assets	(751)	(675)
Decrease/(increase) in net working capital	(3,469)	(2,003)
Share of profit of equity accounted investments	(2,439)	(2,284)
Dividends received from equity accounted investments	2,507	1,872
Deferred taxation and other provisions	(534)	(290)
Other	57	(222)

Cash flow from operating activities (pre-tax)	23,690	17,862
Taxation paid	(8,688)	(4,552)

Cash flow from operating activities	15,002	13,310

Cash flow from investing activities:
Capital expenditure	(6,670)	(5,719)
Proceeds from sale of assets	1,498	853
Proceeds from sales and (additions):
equity accounted investments	(199)	(496)
investments: financial assets	250	948
Interest received	367	185

Cash flow from investing activities	(4,754)	(4,229)

Cash flow from financing activities:
Net increase/(decrease) in debt	(699)	(3,107)
Interest paid	(529)	(426)
Change in minority interest	803	588
Dividends paid to:
Shareholders of Royal Dutch Shell	(7,410)	(4,414)
Minority interest	(105)	(118)
Treasury shares: net sales/(purchases) and dividends received	274	(424)

Cash flow from financing activities	(7,666)	(7,901)

Currency translation differences relating to cash and cash equivalents	(263)	(43)

Increase/(decrease) in cash and cash equivalents	2,319	1,137
Cash and cash equivalents at beginning of period	9,201	2,107

Cash and cash equivalents at end of period	11,520	3,244

The Notes on pages 13 to 34 are an integral part of these Condensed Consolidated Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

1. Unification of Royal Dutch and Shell Transport

On July 20, 2005, Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (the “Company”) became the parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport and Trading Company, plc (“Shell Transport”) and, through Royal Dutch and Shell Transport, of the rest of the Shell Group (as defined below) following (a) the registration by the Registrar of Companies in England and Wales of the order of the High Court of Justice in England and Wales sanctioning the scheme of arrangement of Shell Transport under English law (the “Scheme”) and (b) the Company’s confirmation that its exchange offer (the “Exchange Offer”, and together with the Scheme, the “Unification Transaction”) for all of the ordinary shares of Royal Dutch, commenced on May 19, 2005, had become unconditional (gestanddoening). Pursuant to the Unification Transaction, on July 20, 2005, the Company acquired all the outstanding capital stock of Shell Transport and approximately 92% of the outstanding capital stock of Royal Dutch. On July 20, 2005, the Company commenced a subsequent offer acceptance period during which the remaining holders of Royal Dutch shares were permitted to tender their shares in exchange for Royal Dutch Shell shares (or ADRs), in accordance with the procedures described in the Exchange Offer. The subsequent offer acceptance period expired on 9 August 2005. As a result of the Exchange Offer, including the subsequent offer acceptance period, the Company acquired and currently holds 98.49% of the outstanding capital stock of Royal Dutch.

Pursuant to the terms of the Exchange Offer and the Scheme, holders of ordinary shares of Royal Dutch (“Royal Dutch Ordinary Shares”), holders of Shell Transport Ordinary shares (the “Shell Transport Ordinary Shares”), holders of Shell Transport bearer warrants and holders of American depositary receipts representing Shell Transport Ordinary Shares (the “Shell Transport ADRs”) received, respectively:

• for each Royal Dutch Ordinary Share held in New York registry form tendered:	1 Royal Dutch Shell Class A American depositary receipt (representing 2 Royal Dutch Shell Class A ordinary shares)
• for each Royal Dutch Ordinary Share held in bearer or Hague registry form tendered:	2 Royal Dutch Shell Class A ordinary shares
• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants are entitled):	0.287333066 Royal Dutch Shell Class B ordinary shares
• for each Shell Transport ADR:	0.861999198 Royal Dutch Shell Class B American depositary receipts (representing 2 Royal Dutch Shell Class B ordinary shares)

These Condensed Consolidated Interim Financial Statements are considered historical and give retroactive effect for all periods presented to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Shell Group. These Condensed Consolidated Interim Financial Statements reflect the financial position and results of the Shell Group on a 100% basis without giving effect to any minority interest in Royal Dutch resulting from the Unification Transaction. The Consolidated Financial Statements covering periods ending on or after the date of consummation of the Unification Transaction will give effect to any minority interest in Royal Dutch outstanding on the date thereof.

Royal Dutch and Shell Transport entered into a scheme of amalgamation dated September 12, 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. Since that time, Royal Dutch owned 60% of the other companies comprising the Shell Group and Shell Transport owned 40% of the other companies comprising the Shell Group. All operating activities have been conducted through the subsidiaries of Royal Dutch and Shell Transport which have operated as a single economic enterprise. Prior to the consummation of the Unification Transaction, economic interests of the Royal Dutch and Shell Transport shareholders in the other companies comprising the Shell Group reflected the 60:40 economic interests of Royal Dutch and Shell Transport in these companies. The Unification Transaction had little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the rest of the Shell Group, and the Unification Transaction did not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Unification Transaction did not affect the proved oil and gas reserve information reported by Royal Dutch, Shell Transport or the other companies comprising the Shell Group.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 13

Notes to the Condensed Consolidated Interim Financial Statements

2. Basis of preparation

The three and six month periods ended June 30, 2005 Condensed Consolidated Interim Financial Statements of the Company and its consolidated subsidiaries (collectively known as the “Shell Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Shell Group expects to apply in its first annual Financial Statements under International Financial Reporting Standards (IFRS) for the year ending December 31, 2005.

The Company will adopt IFRS for the first time in its Financial Statements for the year ending December 31, 2005, which will include comparative Financial Statements for the year ended December 31, 2004. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS Financial Statements (e.g., December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., January 1, 2004) and throughout all periods presented in the first IFRS Financial Statements. The accompanying interim financial information as of and for the six month periods ended June 30, 2005 and 2004, has been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early-adopted, as at the date of this report. The IASB standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these Financial Statements are subject to change up to the reporting date of the Company’s first IFRS Financial Statements.

This represents the Shell Group’s first application of IFRS and the accounting policies are set out in Note 3 below. Royal Dutch Shell’s Consolidated Financial Statements for 2004 had been prepared in accordance with US Generally Accepted Accounting Principles (US GAAP); accounting policies were set out in Note 3 in those Financial Statements. US GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS on equity and income are given below in Note 12, including a description of the nature of the changes in accounting policies. As part of the Shell Group’s adoption of IFRS, the following elections were made under IFRS 1 First-time Adoption of International Financial Reporting Standards as at January 1, 2004:

•	cumulative currency translation differences were eliminated by transfer to retained earnings.

•	cumulative previously unrecognised actuarial gains and losses on post-employment benefits were recognised.

•	prior business combinations have not been restated.

IFRS 2 Share-based Payment has only been applied to options issued after November 7, 2002 and not vested by January 1, 2005.

The policies have been consistently applied to all periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from US GAAP. The Shell Group has taken the exemption available under IFRS 1 to apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Notes 4 and 8.

The Condensed Consolidated Interim Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Shell Group’s accounting policies. Actual results could differ from those estimates.

The Condensed Consolidated Interim Financial Statements should be read in conjunction with the 2004 Royal Dutch Shell Consolidated Financial Statements set out in Royal Dutch Shell’s report on Form 6-K dated July 20, 2005.

3. Accounting policies

Nature of the Condensed Consolidated Interim Financial Statements
The Condensed Consolidated Interim Statements are presented in US dollars and includes the accounts of the Company and of those companies in which it either directly or indirectly, has control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks.

Revenue recognition

Sales of oil, natural gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Shell Group has an interest with other producers are recognised on the basis of the Shell Group’s working interest (entitlement method). Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Shell Group’s refinery

Royal Dutch Shell plc
14  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

operations are shown net in the Statement of Income. Sales between Shell Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration & Production and Gas & Power title typically passes (and revenues are recognised) when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

Property, plant and equipment and intangible assets

(a) Recognition on the Balance Sheet
Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded on the Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”) and certain development costs (see “Research and development”). Accounting for exploration costs is described separately below (“Exploration costs”). Intangible assets include goodwill. Interest is capitalised, as an increase in property, plant and equipment, on significant capital projects during construction.

Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation and impairment.

(b) Depreciation, depletion and amortisation

Property, plant and equipment related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, 15 years for retail service station facilities, and until the next planned major inspection (generally 3 to 5 years) for inspection costs. Property, plant and equipment held under finance leases are depreciated over the shorter of the assets’ estimated useful lives and the lease term.

Goodwill is not amortised but instead tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

(c) Impairment of assets

Other than properties with no proved reserves (where the basis for carrying costs on the Balance Sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to recoverable amount which is the higher of fair value less costs to sell and value in use. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of carrying amount and fair value less costs to sell.

Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Exploration costs

Shell Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

Associated companies and joint ventures

Investments in companies over which Shell Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 15

Notes to the Condensed Consolidated Interim Financial Statements

Interests in jointly controlled assets are recognised by including the Shell Group share of assets, liabilities, income and expenses on a line-by-line basis.

Inventories

Inventories are stated at cost to the Shell Group or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Deferred taxation

Deferred taxation is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Consolidated Interim Financial Statements or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable. Deferred tax assets and liabilities are presented separately in the Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Deferred tax is not provided for taxes on possible future distributions of retained earnings of Shell Group companies and equity accounted investments where the timing of the distribution can be controlled and it is probable that the retained earnings will be substantially reinvested by the companies concerned.

Employee benefits

(a) Employee retirement plans
Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet. The Shell Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of these contributions, pension cost is the amount contributed by Shell Group companies for the period.

(b) Postretirement benefits other than pensions

Some Shell Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.

The expected costs of postretirement benefits other than pensions are accrued over the periods employees render service to the Shell Group. Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet.

(c) Share-based compensation plans

The fair value of share options granted to employees after November 7, 2002, and which had not vested by January 1, 2005, is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The fair value of the Shell Group’s share options was estimated using a Black-Scholes option pricing model.

Leases

Agreements under which Shell Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as finance leases within property, plant and equipment and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Royal Dutch Shell plc
16  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Financial instruments and other derivative contracts

The Shell Group adopted IAS 32 and IAS 39 with effect from January 1, 2005 and therefore accounted for financial instruments and other derivative contracts until the end of 2004 under US GAAP. Information for 2004 has not been restated and the impact on transition, which is restricted to certain commodity contracts and embedded derivatives, unquoted investments with estimable fair values; and treatment as debt of instruments previously reported as preference shares, is described below.

(a) Financial assets

Investments: financial assets comprise debt and equity securities.

Securities of a trading nature

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in income.

Securities held to maturity

Securities held to maturity are carried at amortised cost, unless impaired.

Available for sale securities

All other securities are classified as available for sale and are carried at fair value, other than unquoted equity securities with no estimable fair value which are reported at cost, less any impairment. Unrealised holding gains and losses other than impairments are taken directly to equity, except for translation differences arising on foreign currency debt securities which are taken to income. Upon sale or maturity, the net gains and losses are included in income.

Fair value is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

From January 1, 2005 this has resulted in certain unquoted equity securities being recognised at fair value compared with recognition at cost under US GAAP and the impact on transition is disclosed in Note 8. This change in accounting has no impact on the timing of recognition of income arising from these investments.

Securities forming part of a portfolio which is required to be held long-term are classified under investments.

Interest on debt securities is accounted for in income by applying the effective interest method. Dividends on equity securities are accounted for in income when receivable.

Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Cash and cash equivalents include cash in hand, short-term deposits and other investments which have a maturity from acquisition of three months or less and are readily convertible into known amounts of cash.

(b) Financial liabilities

Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.

Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.

(c) Derivative contracts

Shell Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. These derivative contracts are recognised at fair value, using market prices.

Those derivatives qualifying and designated as hedges are either: (1) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment, or (2) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income.

Shell Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.

Certain contracts to purchase and sell commodities are required to be recognised at fair value, generally based on market prices, (with gains and losses taken to income). These are contracts which can be net settled or sales contracts containing volume optionality.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 17

Notes to the Condensed Consolidated Interim Financial Statements

Certain embedded derivatives within contracts are required to be separated from their host contract and recognised at fair value, generally based on market prices, (with gains and losses taken to income) if the economic characteristics and risks of the embedded derivative are not closely related to that of the host contract.

These policies are very similar to those applied until the end of 2004 under US GAAP and the impact of the application on January 1, 2005 is shown in Note 8.

Provisions

Provisions are liabilities where the timing or amount of future expenditure is uncertain. Provisions are recorded at the best estimate of the present value of the expenditure required to settle the present obligation at the balance sheet date. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below.

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related property, plant and equipment. The liability, once an obligation, whether legal or constructive, crystallises, is recognised with a corresponding amount of property, plant and equipment in the period when a reasonable estimate of the fair value can be made. The fair value is calculated using amounts discounted over the useful economic life of the assets. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are incorporated on a prospective basis.

Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of provisions is regularly reviewed and adjusted for new facts or changes in law or technology.

Treasury shares

Shares in the Company held by Shell Group companies are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Research and development

Development costs which are expected to generate probable future economic benefits are capitalised. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Discontinued operations

Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of the Shell Group.

Business combinations

Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Currency translation

Assets and liabilities of non-US dollar Shell Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account within equity. As part of the transition to IFRS, the balance of this account was eliminated at January 1, 2004 and transferred to retained earnings with no impact on total equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.

The US dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in income.

Royal Dutch Shell plc
18  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

New accounting standards and interpretations

Certain new IFRS and IFRIC interpretations have been published which are not mandatory for 2005. The Shell Group has elected to early adopt in 2005 IFRS 6 Exploration for and Evaluation of Mineral Resources and IFRIC 4 Determining whether an Arrangement Contains a Lease, and these are reflected in the accounting policies described above. All other published pronouncements, which are not mandatory in 2005, are not expected to have an impact on the Shell Group.

4. Other reserves

				$ million
				Income/(expense)

			At January 1,
			2005
	At December 31,		after IAS 32/39		At June 30,
	2004	IAS 32/39	transition	Movement	2005

Cumulative currency translation differences	3,126	–	3,126	(3,950)	(824)
Unrealised gains/(losses) on securities	350	–	350	(55)	295
Unrealised gains/(losses) on cash flow hedges	(157)	823	666	5	671

Total	3,319	823	4,142	(4,000)	142

		$ million
		Income/(expense)

	At January 1,		At June 30,
	2004	Movement	2004

Cumulative currency translation differences	–	(1,167)	(1,167)
Unrealised gains/(losses) on securities	700	(443)	257
Unrealised gains/(losses) on cash flow hedges	(188)	57	(131)

Total	512	(1,553)	(1,041)

5. Earnings per share

			$

	Three months ended June 30,		Six months ended June 30,

	2005	2004	2005	2004

Earnings per share	0.78	0.57	1.77	1.27
— Continuing operations	0.78	0.57	1.80	1.26
— Discontinued operations	–	–	(0.03)	0.01

Diluted earnings per share	0.78	0.57	1.77	1.26
— Continuing operations	0.78	0.57	1.80	1.26
— Discontinued operations	–	–	(0.03)	0.00

The basic earnings per share amounts shown relates to income attributable to Royal Dutch Shell shareholders. The three months ended June 30, 2005 calculation uses a weighted-average number of shares of 6,724,546,338 (2004: 6,788,344,846). For the purpose of the calculation, shares repurchased under the buy-back programme are deemed to have been cancelled on purchase date. The diluted earnings per share is based on the same profit figures. For this calculation, the following weighted-average number of shares are used: 6,744,102,164 (2004: 6,793,649,975). The difference between the basic and diluted number of shares relates to share option schemes.

The six months ended June 30, 2005 calculation uses a weighted-average number of shares of 6,729,238,223 (2004: 6,795,041,047). For the diluted earnings per share calculation, the following weighted-average number of shares are 6,747,711,694 (2004: 6,798,797,961).

6. Information by business segment

					$ million

	Exploration &				Corporate and	Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Shell Group

Total Assets at June 30, 2005	65,085	33,204	74,122	15,732	14,354	202,497
Total Assets at December 31, 2004	65,736	23,076	69,278	16,878	12,478	187,446

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 19

Notes to the Condensed Consolidated Interim Financial Statements

Segment information — Three months ended June 30, 2005						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2005

Revenue
Third party	6,073	2,858	65,927	7,604	182	–	82,644
Inter-segment	8,247	356	1,521	969	–	(11,093)	–

Total	14,320	3,214	67,448	8,573	182	(11,093)	82,644

Segment result	6,022	(127)	3,110	237	(227)	–	9,015
Share of profit of equity accounted investments	458	1	488	133	–	–	1,080
Net finance costs							260
Other income							(221)
Taxation							4,595

Income from continuing operations							5,461
Income from discontinued operations							–

Income for the period							5,461

Segment information — Three months ended June 30, 2004						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2004

Revenue
Third party	2,935	2,151	50,286	6,557	203	–	62,132
Inter-segment	6,057	306	1,248	795	1	(8,407)	–

Total	8,992	2,457	51,534	7,352	204	(8,407)	62,132

Segment result	3,323	(4)	2,321	363	(288)	–	5,715
Share of profit of equity accounted investments	534	233	257	89	(2)	–	1,111
Net finance costs							300
Other income							(165)
Taxation							2,663

Income from continuing operations							4,028
Income from discontinued operations	–	–	–	22	–	–	22

Income for the period							4,050

Segment information — Six months ended June 30, 2005						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2005

Revenue
Third party	10,639	6,135	121,922	15,630	474	–	154,800
Inter-segment	15,522	726	3,056	1,717	–	(21,021)	–

Total	26,161	6,861	124,978	17,347	474	(21,021)	154,800

Segment result	11,550	70	6,587	1,042	(443)	–	18,806
Share of profit of equity accounted investments	1,172	258	1,005	218	–	–	2,653
Net finance costs							549
Other income							(440)
Taxation							8,869

Income from continuing operations							12,481
Income/(loss) from discontinued operations	–	–	–	(214)	–	–	(214)

Income for the period							12,267

Royal Dutch Shell plc
20  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Segment information — Six months ended June 30, 2004						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2004

Revenue
Third party	6,710	4,312	95,681	12,138	559	–	119,400
Inter-segment	11,742	637	2,370	1,494	4	(16,247)	–

Total	18,452	4,949	98,051	13,632	563	(16,247)	119,400

Segment result	7,663	103	4,154	528	(394)	–	12,054
Share of profit of equity accounted investments	1,144	462	487	152	(3)	–	2,242
Net finance costs							692
Other income							(735)
Taxation							5,485

Income from continuing operations							8,854
Income from discontinued operations	–	–	–	42	–	–	42

Income for the period							8,896

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment — Three months ended June 30, 2005

$ million

	Exploration &				Corporate	Total
	Production	Gas & Power	Oil Products	Chemicals	and Other	Shell Group

Segment result — IAS 14	6,022	(127)	3,110	237	(227)	9,015
Share of profit of equity accounted investments	458	1	488	133	–	1,080
Net finance costs and other (income)/expense	131	(46)	41	5	(92)	39
Taxation	3,604	(91)	893	106	83	4,595
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	2,745	11	2,664	259	(218)	5,461

Income for the period by segment — Three months ended June 30, 2004

$ million

	Exploration &				Corporate	Total
	Production	Gas & Power	Oil Products	Chemicals	and Other	Shell Group

Segment result — IAS 14	3,323	(4)	2,321	363	(288)	5,715
Share of profit of equity accounted investments	534	233	257	89	(2)	1,111
Net finance costs and other (income)/expense	174	(97)	80	(2)	(20)	135
Taxation	1,828	(8)	703	101	39	2,663
Discontinued operations	–	–	–	22	–	22

Segment result — OFR	1,855	334	1,795	375	(309)	4,050

Income for the period by segment — Six months ended June 30, 2005

$ million

	Exploration &				Corporate	Total
	Production	Gas & Power	Oil Products	Chemicals	and Other	Shell Group

Segment result — IAS 14	11,550	70	6,587	1,042	(443)	18,806
Share of profit of equity accounted investments	1,172	258	1,005	218	–	2,653
Net finance costs and other (income)/expense	245	(82)	84	5	(143)	109
Taxation	6,777	(77)	1,793	333	43	8,869
Discontinued operations	–	–	–	(214)	–	(214)

Segment result — OFR	5,700	487	5,715	708	(343)	12,267

Income for the period by segment — Six months ended June 30, 2004

$ million

	Exploration &				Corporate	Total
	Production	Gas & Power	Oil Products	Chemicals	and Other	Shell Group

Segment result — IAS 14	7,663	103	4,154	528	(394)	12,054
Share of profit of equity accounted investments	1,144	462	487	152	(3)	2,242
Net finance costs and other (income)/expense	238	(298)	41	7	(31)	(43)
Taxation	4,007	7	1,232	119	120	5,485
Discontinued operations	–	–	–	42	–	42

Segment result — OFR	4,562	856	3,368	596	(486)	8,896

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 21

Notes to the Condensed Consolidated Interim Financial Statements

7. Discontinued operations

Discontinued operations in the three and six month periods ended June 30, 2005 comprise the activities of Basell, a jointly controlled Chemicals entity (Shell Group interest 50%), which has been held for sale at fair value less costs to sell since the announcement in 2004 of a review of strategic alternatives regarding this venture. The loss for the three and six month periods ended June 30, 2005 comprised an impairment in order to reflect the carrying amount at June 30, 2005 at fair value less costs to sell.

8. Implementation of IAS 32 and IAS 39 Financial Instruments

As described in Note 2, the impact on transition at January 1, 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million

Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities debt	(20)
Current liabilities	(54)

796

Preference share capital of $20 million was recategorised as debt on January 1, 2005 on the adoption of IAS 32 and 39.

9. Share capital

Equity share capital

$ million

	June 30	Dec. 31
	2005	2004

Allotted, called up and fully paid
Royal Dutch ordinary shares	350	350
Shell Transport Ordinary shares	233	234

	583	584

The number of shares outstanding at June 30, 2005 and December 31, 2004, were as follows:

			Combined Royal
	Royal Dutch	Shell Transport	Dutch Shell

Shares outstanding at June 30, 2005	2,069,520,000	9,603,350,000	6,898,399,999
Shares outstanding at December 31, 2004	2,074,400,000	9,624,900,000	6,914,352,027

Under the terms of the Unification Transaction, Royal Dutch and Shell Transport ordinary shares were exchanged at the agreed ratios set forth in Note 1.

Non-equity share capital

		number of shares	$ million

	June 30	Dec. 31	June 30	Dec. 31
	2005	2004	2005	2004

Allotted, called up and fully paid
€448 Royal Dutch priority shares	–	1,500	–	1
£1 Shell Transport and Trading Company plc First Preference Shares	–	2,000,000	–	3
£1 Shell Transport and Trading Company plc Second Preference Shares	–	10,000,000	–	16

			–	20

The preference share capital was recategorised as debt on January 1, 2005 on the adoption of IAS 32 and 39.

10. Contingencies and litigation

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of August 25, 2005, there were approximately 64 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the Consolidated Financial Statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Shell Group considers the amounts claimed in these

Royal Dutch Shell plc
22  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the United States District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Consequently, management of the Shell Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Shell Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Shell Group does not currently believe that the outcome of the oxygenate-related litigation pending as of August 25, 2005 will have a material impact on the Shell Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the U.S. courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the United States District Court for the Central District of California because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. The plaintiffs initially appealed this decision but have subsequently withdrawn their appeal. SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the United States District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 23

Notes to the Condensed Consolidated Interim Financial Statements

Justicia. As of August 25, 2005, eight additional Nicaraguan judgments had been entered in the collective amount of approximately $398.2 million in favor of 489 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Shell Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Shell Group that exposure from this other polybutylene litigation pending as of August 25, 2005, is not material. Management of the Shell Group cannot currently predict when or how all polybutylene matters will be finally resolved.

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. On August 9, 2005, the court ruled on motions to dismiss filed by Shell and other defendants. These motions generally addressed whether plaintiffs’ complaint sufficiently alleges claims and should be allowed to proceed. First, the court dismissed with prejudice the private plaintiffs’ attempts to challenge Shell’s shareholder notifications under section 14(a) of the Securities Exchange Act of 1934. The court ruled that, as a non-U.S. private issuer of securities, Shell is exempt from the provisions of section 14(a). Plaintiffs may not attempt to replead these claims. Second, the court dismissed all claims against seven of Shell’s current and former managing and supervisory directors: non-executive Chairman Aad Jacobs, Executive Committee member Malcolm Brinded, Maarten van den Bergh, Mark Moody-Stuart, Steven Miller, Paul Skinner and Harry Roels. The plaintiffs have been given 30 days to try to file an adequate complaint against these individuals. Third, the court declined to dismiss plaintiffs’ remaining claims against Shell, as well as the claims against one of its current executive directors, Jeroen van der Veer, and three of its former executive directors, Sir Philip Watts, Walter van de Vijver and Judith Boynton. Fourth, the Court decided to permit the class action plaintiffs to proceed with claims on behalf of non-US purchasers of Shell securities who bought their shares on markets outside the United States. Shell had argued that, in this case, the jurisdiction of U.S. courts was limited to those who purchased Shell’s shares on U.S. securities exchanges or who are U.S. citizens. Finally, the court decided to dismiss claims brought by shareholders who purchased Shell shares after the January 9, 2004 announcement of the reserves recategorization and by shareholders who purchased shares during the class period and still hold those shares. The court ruled that the former group may attempt to replead their claims, but the latter group will not. Plaintiffs have notified the court of their intention to file a motion to reconsider the court’s dismissal of the latter group’s claims.

Shell has filed a motion for reconsideration on the issue of jurisdiction over non-U.S. purchasers who bought their securities on non-U.S. markets and, alternatively, a motion to certify this issue for appeal to the United States Court of Appeals for the Third Circuit. Because of uncertainties relating to further legal action with respect to the court’s decision and the very early stage of the proceedings, the company is currently unable to assess the impact of the ruling on the litigation. Further, the case is at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Shell Group is unable to estimate a range of possible losses or any minimum loss. Management of the Shell Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, a number of putative class actions were filed on behalf of participants in certain employee benefit plans sponsored by Shell Oil Company or one of its United States-based affiliates alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. A settlement agreement has been reached and, on August 22, 2005, the court orally approved the settlement agreement and certified the settlement class. Thirty days after entry of the court’s order and judgment approving the settlement, that order and judgment, unless appealed, will be final and the consolidated complaint will be dismissed with prejudice. The settlement agreement requires defendants to pay $90 million to resolve the claims that have been made or that could have been made in this class action lawsuit. In addition to the settlement amount, defendants will also pay up to $1,000,000 to the court-appointed class counsel for their out-of-pocket expenses and will pay the costs incurred in providing

Royal Dutch Shell plc
24  Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

notice of the settlement to class members. The corporate defendants will also require Shell Oil Company to adopt specific procedures regarding the monitoring and training of individuals appointed to be ERISA fiduciaries.

The reserves recategorisation also led to the filing of shareholder derivative actions in 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Shell Group management and structural changes and seek unspecified damages from certain current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. A settlement has been reached with counsel for plaintiffs and the court has entered an order preliminarily approving the settlement and requiring notice of the settlement to shareholders. The settlement remains subject to confirmatory discovery and final court approval. Terms of the settlement include payment by the Shell Group of $9.2 million in attorneys’ fees and expenses to counsel for the derivative plaintiffs and the adoption and implementation by Royal Dutch Shell plc of certain corporate governance principles.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA as announced on August 24, 2004. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Shell Group companies and fully included in the Income Statement of the Shell Group for the year 2004. The United States Department of Justice commenced a criminal investigation but announced on June 29, 2005 that it had made a determination not to prosecute. Euronext Amsterdam, the Dutch Authority for the Financial Markets (AFM) and the California Department of Corporations are investigating the issues related to the reserves recategorisation. The AFM have announced that their findings do not give rise to any further action from their side at this time. Management of the Shell Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Shell Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Shell Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Shell Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

11. Reconciliation from IFRS to US GAAP in 2005

The Group adopted IFRS in 2005, which varies from US GAAP in certain respects, with a date of transition of January 1, 2004 (see Note 13). The differences between IFRS and US GAAP are described below.

Cumulative currency translation differences (CCTD)

Under IFRS at January 1, 2004, the balance of CCTD of $1,208 million was eliminated to increase retained earnings. For US GAAP there is no change in the accounting for CCTD and the before mentioned amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Joint ventures

Under IFRS incorporated joint ventures, in which the Group has a liability proportionate to its interest are presented as equity accounted investments. For US GAAP purposes, the Shell Group proportionally consolidated these joint ventures until December 31, 2004. As of January 1, 2005, these joint ventures are presented as equity accounted investments under US GAAP. This change has no impact on total equity or income.

Major Inspection cost

Under IFRS major inspection costs are capitalised and are amortised to income over the period until the next planned major inspection. On a US GAAP basis prior to January 1, 2005, the Group expensed these costs as they were incurred. From January 1, 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	25

Notes to the Condensed Consolidated Interim Financial Statements

The cumulative effect of the change of policy ($554 million) has been included in US GAAP net income for the quarter ended March 31, 2005. Consequently, the related reconciling items between IFRS and US GAAP that existed at December 31, 2004 do not exist any more. The impact on income going forward is reflected in lower operating costs and higher depreciation.

Financial instruments and other derivatives contracts

The Shell Group adopted IAS 32 and IAS 39 as of January 1, 2005, which requires certain unquoted equity securities to be recognised at fair value. Under US GAAP these are recognised at cost. This change in accounting has no impact on the timing of recognition of income arising from these investments.

From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised at fair value under IFRS.

Employee benefits

(a) Employee retirement plans and other postretirement benefits
Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million. Under US GAAP these amounts are amortized therefore equity under US GAAP at June 30, 2005 is $4,858 million higher.

Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/ losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results. Under US GAAP, the pension charge for the six month period ended 30 June 2005 is $105 million lower (2004: $68 million lower) and for the three month period ended June 30, 2005 of $58 million lower (2004: $44 million lower).

(b) Share-based compensation

Under IFRS, share options awards made after November 7, 2002 and not vested at January 1, 2005 are recognised as an expense based on their fair value rather than the practice under US GAAP of recognising the expense based on the intrinsic value method which required no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the grant date.

Impairments

Under IFRS an impairment is based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance, which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Other adjustments

Other reconciling items include: the reclassification between line item allocations under IFRS which do not affect equity compared with that shown under US GAAP; differences arising from cumulative currency translation differences; presentation of income from equity accounted investments; other differences arising from IAS 12 Income Taxes and IAS 17 Leases.

Recent US GAAP accounting pronouncements

On April 4, 2005, the FASB adopted FASB Staff Position FSP FAS 19-1 that amends Statement of Financial Accounting Standards No. 19 (FAS 19), “Financial Accounting and Reporting by Oil and Gas Producing Companies,” to permit the continued capitalization of exploratory well costs beyond one year if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. The guidance in the FSP is required to be applied prospectively as of the third quarter of 2005. Currently we do not expect this to have a material impact on our financial statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of statement of income from IFRS to US GAAP for Three months ended June 30, 2005

$ million

				Employee benefits
		Discontinued					Reversals of
	IFRS	operations[1]	Reclassifications[2]	(a)	(b)	Impairments	Impairments	Other	US GAAP

Sales proceeds	101,383	(1,141)	–	–	–	–	–	45	100,287
less: Sales taxes, excise duties and similar levies	18,739	(681)	–	–	–	–	–	–	18,058

Revenue	82,644	(460)	–	–	–	–	–	45	82,229
Cost of sales	69,464	(426)	(46)	40	11	10	(46)	39	69,046

Gross profit	13,180	(34)	46	(40)	(11)	(10)	46	6	13,183
Selling and distribution expenses	3,148	(35)	–	31	–	–	–	42	3,186
Administrative expenses	769	–	–	5	1	–	–	–	775
Exploration	248	–	–	–	–	–	–	–	248
Research and development	–	–	139	–	–	–	–	–	139
Share of profit of equity accounted investments	1,080	–	–	(2)	–	–	109	(31)	1,156
Net finance costs and other income	39	–	(93)	–	–	–	–	18	(36)

Income before taxation	10,056	1	–	(78)	(12)	(10)	155	(85)	10,027
Taxation	4,595	1	–	(20)	(1)	(3)	–	(8)	4,564

Income from continuing operations	5,461	–	–	(58)	(11)	(7)	155	(77)	5,463
Income from discontinued operations	–	–	–	–	–	–	–	–	–
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	–

Income for the period	5,461	–	–	(58)	(11)	(7)	155	(77)	5,463

Attributable to minority interest	225	–	–	–	–	–	–	–	225

Income attributable to shareholders of Royal Dutch Shell	5,236	–	–	(58)	(11)	(7)	155	(77)	5,238

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 27

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of statement of income from IFRS to US GAAP for Six months ended June 30, 2005

$ million

				Employee benefits
		Discontinued					Reversals of	Major
	IFRS	operations[1]	Reclassifications[2]	(a)	(b)	Impairments	Impairments	inspection costs	Other	US GAAP

Sales proceeds	191,451	(1,374)	–	–	–	–	–	–	(13)	190,064
less: Sales taxes, excise duties and similar levies	36,651	(726)	–	–	–	–	–	–	–	35,925

Revenue	154,800	(648)	–	–	–	–	–	–	(13)	154,139
Cost of sales	128,029	(170)	(62)	103	14	20	(53)	–	(70)	127,811

Gross profit	26,771	(478)	62	(103)	(14)	(20)	53	–	57	26,328
Selling and distribution expenses	6,312	(64)	–	52	–	–	–	–	(27)	6,273
Administrative expenses	1,144	–	–	5	1	–	–	–	(25)	1,125
Exploration	509	–	–	–	–	–	–	–	–	509
Research and development	–	–	232	–	–	–	–	–	–	232
Share of profit of equity accounted investments	2,653	(214)	–	(1)	–	–	120	–	(14)	2,544
Net finance costs and other income	109	(1)	(170)	–	–	–	–	–	1	(61)

Income before taxation	21,350	(627)	–	(161)	(15)	(20)	173	–	94	20,794
Taxation	8,869	(35)	–	(56)	3	(61)	–	–	(3)	8,717

Income from continuing operations	12,481	(592)	–	(105)	(18)	41	173	–	97	12,077
Income from discontinued operations	(214)	592	–	–	–	–	–	–	–	378
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	(554)	–	(554)

Income for the period	12,267	–	–	(105)	(18)	41	173	554	97	13,009

Attributable to minority interest	356	–	–	–	–	60	–	–	–	416

Income attributable to shareholders of Royal Dutch Shell	11,911	–	–	(105)	(18)	(19)	173	554	97	12,593

1	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS.

2	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

Earnings per share under US GAAP

				$

	Three months ended		Six months ended
	June 30,		June 30,

	2005	2004	2005	2004

Earnings per share	0.78	0.58	1.87	1.26
— Continuing operations	0.78	0.57	1.73	1.21
— Discontinuing operations	–	0.01	0.06	0.05
— Cumulative effect of change in accounting policy	–	–	0.08	–

Diluted earnings per share	0.78	0.58	1.87	1.26
— Continuing operations	0.78	0.57	1.73	1.21
— Discontinuing operations	–	0.01	0.06	0.05
— Cumulative effect of change in accounting policy	–	–	0.08	–

Details of the number of shares used in these calculations are contained in Note 5. Income from continuing operations is adjusted for income attributable to minority interest.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at June 30, 2005

						$ million

		Employee		Reversals of
	IFRS	benefits	Impairments	Impairments	Other	US GAAP

ASSETS
Non-current assets
Property, plant and equipment	84,816	–	686	(159)	(128)	85,215
Intangible assets	4,403	349	(5)	–	(15)	4,732
Investments:
equity accounted investments	18,679	124	(212)	(266)	73	18,398
financial assets	3,401	–	–	–	(385)	3,016
Deferred tax	2,961	(992)	(3)	–	101	2,067
Other long term assets	6,731	5,548	–	–	(56)	12,223

	120,991	5,029	466	(425)	(410)	125,651

Current assets
Inventories	18,566	–	–	–	–	18,566
Accounts receivable	51,420	–	–	–	(41)	51,379
Cash and cash equivalents	11,520	–	–	–	–	11,520

	81,506	–	–	–	(41)	81,465

Total assets	202,497	5,029	466	(425)	(451)	207,116

LIABILITIES
Non-current liabilities
Debt	7,905	–	–	–	(348)	7,557
Deferred tax	12,807	1,463	240	(128)	57	14,439
Provisions	13,020	(1,274)	–	–	(1,319)	10,427
Other	4,020	–	–	–	1,362	5,382

	37,752	189	240	(128)	(248)	37,805

Current liabilities
Debt	5,479	–	–	–	5	5,484
Accounts payable and accrued liabilities	54,408	(18)	–	–	105	54,495
Taxes payable	10,789	–	–	–	9	10,798

	70,676	(18)	–	–	119	70,777

Total liabilities	108,428	171	240	(128)	(129)	108,582

Minority interest					6,242	6,242

Equity attributable to shareholders of Royal Dutch Shell	87,829	4,838	226	(297)	(304)	92,292
Minority interest	6,240	20	–	–	(6,260)	–

Total equity	94,069	4,858	226	(297)	(6,564)	92,292

Total liabilities and equity	202,497	5,029	466	(425)	(451)	207,116

Accumulated Other Comprehensive Income under US GAAP comprises the following amounts:

$ million

At June 30, 2005

Currency translation differences	169
Unrealised gains on securities	291
Unrealised gains on cash flow hedges	244
Minimum pension liability	(1,638)

(934)

An amount of $3.8 billion has been reclassified from accumulated other comprehensive income to retained earnings compared to the Form 6-K filed on July 20, 2005.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	29

Notes to the Condensed Consolidated Interim Financial Statements

12. Reconciliations from IFRS to US GAAP in 2004

Reconciliation of statement of income from IFRS to US GAAP for Three months ended June 30, 2004											$ million

						Cumulative
				Employee benefits[3]		currency			Major
		Discontinued				translation		Reversals of	inspection
	IFRS	operations[1]	Reclassifications[2]	(a)	(b)	differences[3]	Impairments[3]	impairments[3]	costs[3]	Other	US GAAP

Sales proceeds	79,880	(1,373)	535	–	–	–	–	–	–	3	79,045
Less: Sales taxes, excise duties and similar levies	17,748	(446)	121	–	–	–	–	–	–	–	17,423

Revenue	62,132	(927)	414	–	–	–	–	–	–	3	61,622
Cost of sales	51,860	(735)	30	(79)	(35)	(4)	–	–	37	20	51,094

Gross profit	10,272	(192)	384	79	35	4	–	–	(37)	(17)	10,528
Selling and distribution expenses	3,023	(90)	–	1	(3)	–	–	–	–	(2)	2,929
Administrative expenses	645	(9)	1	5	(1)	–	–	–	–	(1)	640
Exploration	889	(2)	(9)	–	–	–	–	–	–	–	878
Research and development	–	–	159	–	–	–	–	–	–	–	159
Share of profit of equity accounted investments	1,111	17	461	(5)	–	–	(4)	–	(5)	(11)	1,564
Net finance costs and other income	135	(18)	17	–	–	–	–	–	–	(15)	119

Income before taxation	6,691	(56)	677	68	39	4	(4)	–	(42)	(10)	7,367
Taxation	2,663	(19)	677	25	5	–	–	–	(18)	(2)	3,331

Income from continuing operations	4,028	(37)	–	43	34	4	(4)	–	(24)	(8)	4,036
Income from discontinued operations	22	27	–	–	–	–	–	–	–	–	49

Income for the period	4,050	(10)	–	43	34	4	(4)	–	(24)	(8)	4,085

Attributable to minority interest	153	(10)	–	(1)	1	–	–	–	(5)	–	138

Income attributable to shareholders of Royal Dutch Shell	3,897	–	–	44	33	4	(4)	–	(19)	(8)	3,947

1	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS.

2	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

3	See Note 11.

Reconciliation of statement of income from IFRS to US GAAP for Six months ended June 30, 2004											$ million

						Cumulative
				Employee benefits[3]		currency			Major
		Discontinued				translation		Reversals of	inspection
	IFRS	operations[1]	Reclassifications[2]	(a)	(b)	differences[3]	Impairments[3]	impairments[3]	costs[3]	Other	US GAAP

Sales proceeds	154,628	(2,674)	1,996	–	–	–	–	–	–	3	153,953
Less: Sales taxes, excise duties and similar levies	35,228	(883)	772	–	–	–	–	–	–	–	35,117

Revenue	119,400	(1,791)	1,224	–	–	–	–	–	–	3	118,836
Cost of sales	99,297	(1,153)	181	(134)	(56)	12	–	–	175	33	98,355

Gross profit	20,103	(638)	1,043	134	56	(12)	–	–	(175)	(30)	20,481
Selling and distribution expenses	5,936	(172)	–	7	(5)	–	–	–	–	(2)	5,764
Administrative expenses	1,113	(16)	1	17	(1)	–	–	–	–	2	1,116
Exploration	1,000	(3)	5	–	–	–	–	–	–	–	1,002
Research and development	–	–	295	–	–	–	–	–	–	–	295
Share of profit of equity accounted investments	2,242	32	623	(6)	–	–	(4)	–	(22)	(11)	2,854
Net finance costs and other income	(43)	(30)	(63)	–	–	(2)	–	–	–	(31)	(169)

Income before taxation	14,339	(385)	1,428	104	62	(10)	(4)	–	(197)	(10)	15,327
Taxation	5,485	(89)	1,428	37	3	–	–	–	(65)	22	6,821

Income from continuing operations	8,854	(296)	–	67	59	(10)	(4)	–	(132)	(32)	8,506
Income from discontinued operations	42	269	–	–	–	–	–	–	–	–	311

Income for the period	8,896	(27)	–	67	59	(10)	(4)	–	(132)	(32)	8,817

Attributable to minority interest	298	(27)	–	(1)	1	–	–	–	(5)	(3)	263

Income attributable to shareholders of Royal Dutch Shell	8,598	–	–	68	58	(10)	(4)	–	(127)	(29)	8,554

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of statement of income from IFRS to US GAAP for Twelve months ended December 31, 2004											$ million

						Cumulative
				Employee benefits[3]		currency			Major
		Discontinued				translation		Reversals of	inspection
	IFRS	operations[1]	Reclassifications[2]	(a)	(b)	differences[3]	Impairments[3]	impairments[3]	costs[3]	Other	US GAAP

Sales proceeds	338,756	(5,044)	3,803	–	–	–	–	–	–	7	337,522
Less: Sales taxes, excise duties and similar levies	72,370	(1,537)	1,499	–	–	–	–	–	–	–	72,332

Revenue	266,386	(3,507)	2,304	–	–	–	–	–	–	7	265,190
Cost of sales	223,259	(1,141)	134	(306)	(128)	102	(730)	211	223	54	221,678

Gross profit	43,127	(2,366)	2,170	306	128	(102)	730	(211)	(223)	(47)	43,512
Selling and distribution expenses	12,550	(341)	–	25	(9)	28	–	–	–	87	12,340
Administrative expenses	2,548	(28)	3	25	(5)	–	–	–	–	(1)	2,542
Exploration	1,809	(5)	19	–	–	–	–	–	–	–	1,823
Research and development	–	–	553	–	–	–	–	–	–	–	553
Share of profit of equity accounted investments	5,015	(252)	1,420	(6)	–	–	(212)	(258)	(50)	(4)	5,653
Net finance costs and other income	(424)	(30)	121	–	–	–	–	–	–	(145)	(478)

Income before taxation	31,659	(2,214)	2,894	250	142	(130)	518	(469)	(273)	8	32,385
Taxation	12,168	(332)	2,894	77	27	–	258	–	(75)	120	15,137

Income from continuing operations	19,491	(1,882)	–	173	115	(130)	260	469	(198)	(112)	17,248
Income from discontinued operations	(234)	1,794	–	–	–	–	–	–	–	–	1,560

Income for the period	19,257	(88)	–	173	115	(130)	260	(469)	(198)	(112)	18,808

Attributable to minority interest	717	(88)	–	(3)	–	–	–	–	(2)	2	626

Income attributable to shareholders of Royal Dutch Shell	18,540	–	–	176	115	(130)	260	469	(196)	(114)	18,182

1	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS.

2	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

3	See Note 11.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 31

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at June 30, 2004						$ million

				Major
			Employee	inspection
	IFRS	Reclassifications[1]	benefits (a)[2]	costs[2]	Other[3]	US GAAP

ASSETS
Non-current assets
Property, plant and equipment	84,440	1,218	–	(615)	(58)	84,985
Intangible assets	4,380	12	326	–	(8)	4,710
Investments:
equity accounted investments	20,076	62	100	(144)	64	20,158
financial assets	2,455	–	–	–	51	2,506
Deferred tax[2]	3,038	–	(526)	25	(445)	2,092
Employee benefit assets	1,810	–	5,231	–	(13)	7,028
Other	3,422	9	(106)	–	(31)	3,294

	119,621	1,301	5,025	(734)	(440)	124,773

Current assets
Inventories	14,545	13	–	–	–	14,558
Accounts receivable	32,505	60	–	–	7	32,572
Cash and cash equivalents	3,244	–	–	–	–	3,244

	50,294	73	–	–	7	50,374

Total assets	169,915	1,374	5,025	(734)	(433)	175,147

LIABILITIES
Non-current liabilities
Debt	9,673	19	–	–	(189)	9,503
Deferred tax[2]	13,225	237	2,030	(218)	(662)	14,612
Employee benefit obligations	6,939	19	(1,919)	–	31	5,070
Other provisions	5,374	(989)	–	–	101	4,486
Other	4,648	1,724	–	–	179	6,551

	39,859	1,010	111	(218)	(540)	40,222

Current liabilities
Debt	6,867	–	–	–	(5)	6,862
Accounts payable and accrued liabilities	33,040	940	–	–	28	34,008
Taxes payable	8,835	835	–	–	–	9,670
Employee benefit obligations	312	(256)	(57)	–	1	–
Other provisions	1,166	(1,155)	–	–	(11)	–

	50,220	364	(57)	–	13	50,540

Total liabilities	90,079	1,374	54	(218)	(527)	90,762

Minority interest	–	–	–	–	4,148	4,148

EQUITY
Equity attributable to shareholders of Royal Dutch Shell	75,688	–	4,952	(493)	90	80,237
Minority interest	4,148	–	20	(15)	(4,153)	–

Total equity	79,836	–	4,972	(508)	(4,063)	80,237

Total liabilities and equity	169,915	1,374	5,026	(726)	(442)	175,147

1 Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions.
2 See Note 11.
3 Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2004								$ million

						Major
			Employee		Reversals of	inspection
	IFRS	Reclassifications[1]	benefits (a)[2]	Impairments[2]	impairments[2]	costs[2]	Other[3]	US GAAP

ASSETS
Non-current assets
Property, plant and equipment	87,918	1,309	–	730	(211)	(660)	(146)	88,940
Intangible assets	4,528	19	349	–	–	–	(6)	4,890
Investments:
equity accounted investments	20,493	(222)	99	(212)	(397)	(170)	152	19,743
financial assets	2,700	–	–	–	–	–	48	2,748
Deferred tax	2,789	(6)	(980)	(12)	–	31	173	1,995
Employee benefit assets	2,479	–	5,377	–	–	–	422	8,278
Other	4,490	8	(98)	–	–	–	(31)	4,369

	125,397	1,108	4,747	506	(608)	(799)	612	130,963

Current assets
Inventories	15,375	16	–	–	–	–	–	15,391
Accounts receivable	37,473	575	–	–	–	–	15	38,063
Cash and cash equivalents	9,201	6	–	–	–	–	1	9,208

	62,049	597	–	–	–	–	16	62,662

Total assets	187,446	1,705	4,747	506	(608)	(799)	628	193,625

LIABILITIES
Non-current liabilities
Debt	8,858	(26)	–	–	–	–	(232)	8,600
Deferred tax	12,930	206	1,541	246	(139)	(220)	280	14,844
Employee benefit obligations	6,795	21	(1,711)	–	–	–	(61)	5,044
Other provisions	6,828	(1,227)	–	–	–	–	108	5,709
Other	5,800	2,014	–	–	–	–	251	8,065

	41,211	988	(170)	246	(139)	(220)	346	42,262

Current liabilities
Debt	5,734	–	–	–	–	–	28	5,762
Accounts payable and accrued liabilities	37,909	1,868	–	–	–	–	85	39,862
Taxes payable	9,058	829	–	–	–	–	(2)	9,885
Employee benefit obligations	339	(282)	(57)	–	–	–	–	–
Other provisions	1,812	(1,698)	–	–	–	–	(114)	–

	54,852	717	(57)	–	–	–	(3)	55,509

Total liabilities	96,063	1,705	(227)	246	(139)	(220)	343	97,771

Minority interest	–	–	–	–	–	–	5,309	5,309

EQUITY
Equity attributable to Shareholders of Royal Dutch Shell	86,070	–	4,954	260	(469)	(564)	294	90,545
Minority interest	5,313	–	20	–	–	(15)	(5,318)	–

Total equity	91,383	–	4,974	260	(469)	(579)	(5,024)	90,545

Total liabilities and equity	187,446	1,705	4,747	506	(608)	(799)	628	193,625

1 Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the Supplementary information — Oil and Gas (unaudited) in the Shell Group’s 2005 Annual Report.
2 See Note 11.
3 Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	33

Notes to the Condensed Consolidated Interim Financial Statements

13. Transition to IFRS on January 1, 2004

$ million

				Major
			Employee	inspection
	US GAAP	Reclassifications[1]	benefits (a)[2]	costs[2]	Other	IFRS

ASSETS
Non-current assets
Property, plant and equipment	87,088	(1,350)	–	440	103	86,281
Intangible assets	4,735	(16)	(326)	–	–	4,393
Investments:
equity accounted investments	19,371	(118)	(109)	113	(78)	19,179
financial assets	3,403	–	–	–	(54)	3,349
Deferred tax	2,092	–	935	(17)	53	3,063
Employee benefit assets	6,516	–	(5,055)	–	–	1,461
Other	2,741	(14)	119	–	33	2,879

	125,946	(1,498)	(4,436)	536	57	120,605

Current assets
Inventories	12,690	(13)	–	–	–	12,677
Accounts receivable	29,013	(328)	–	–	2	28,687
Cash and cash equivalents	2,117	(10)	–	–	–	2,107

	43,820	(351)	–	–	2	43,471

Total assets	169,766	(1,849)	(4,436)	536	59	164,076

LIABILITIES
Non-current liabilities
Debt	9,100	–	–	–	174	9,274
Deferred tax	15,185	(257)	(1,596)	153	316	13,801
Employee benefit obligations	4,927	(20)	2,038	–	–	6,945
Other provisions	3,955	1,072	–	–	(86)	4,941
Other	6,054	(1,838)	–	–	(194)	4,022

	39,221	(1,043)	442	153	210	38,983

Current liabilities
Debt	10,569	–	–	–	6	10,575
Accounts payable and accrued liabilities	32,383	(1,553)	–	–	(15)	30,815
Taxes payable	5,927	(561)	–	–	–	5,366
Employee benefit obligations	–	259	60	–	–	319
Other provisions	–	1,049	–	–	26	1,075

	48,879	(806)	60	–	17	48,150

Total liabilities	88,100	(1,849)	502	153	227	87,133

Minority interest	–	–	–	–	3,408	3,408

EQUITY
Equity attributable to Shareholders of Royal Dutch Shell	78,251	–	(4,918)	368	(166)	73,535
Minority interest	3,415	–	(20)	15	3,406	-

Total equity	81,666	–	(4,938)	383	(168)	76,943

Total liabilities and equity	169,766	(1,849)	(4,436)	536	59	164,076

1 Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the Supplementary information — Oil and Gas (unaudited) in the Shell Group’s 2005 Annual Report.
2 See Note 11.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report